July 27, 2009

United States Securities and Exchange Commission
100 F Street N.E., Mail Stop 3010
Washington, DC 20549
Attn: Sonia G. Barros -- Special Counsel

Re:	Terra Nova Financial Group, Inc. Post Effective Amendment No. 1 on Form S-1 Filed May 5, 2009 File No. 333-136194

Dear Ms. Barros:

                     On behalf of Terra Nova Financial Group, Inc. (the "Company"), I am responding to the comments contained in your letter dated May 19, 2009 (the "Comment Letter"). To facilitate your review, each of the numbered comments in the Comment Letter are set forth below in bold type and the Company's corresponding response appears below it in ordinary type.

Post-Effective Amendment No. 1 on Form S-1

General

1.	We note that your original registration statement was declared effective on February 13, 2007 and included your financial statements for the year ended December 31, 2005. In Item 28(a)(1)(i) of that registration statement, you undertook to file post effective amendments in order to update your prospectus pursuant to Section 10(a)(3) of the Securities Act of 1933. It appears that your first Section 10(a)(3) update was required by November 13, 2007. Please provide us with a legal analysis of your compliance with Sections 5 and 10(a)(3) of the Securities Act of 1933.

                    Response:

                    Background:

                    As discussed with the Staff, the Company was represented by different outside securities counsel at the time of the filing of the original registration statement (the "Original Registration Statement") which was declared effective on February 13, 2007. The prospectus, which was part of the Original Registration Statement (the "Original Prospectus"), included audited financial statements of the Company as of and for the year ended December 31, 2005. The Company's Annual Report on Form 10-K for the year ended December 31, 2006 was filed with the Commission on April 2, 2007 (the "2006 10-K") and included audited financial statements as of and for the year ended December 31, 2006. The Company's former counsel advised the Company to file, pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the "Act"), a prospectus supplement to the Original Registration Statement consisting of a cover sheet and the 2006 10-K (without exhibits) which was intended to update the Original Prospectus with the information in the 2006 10-K. The Company continued to use this method to update the Original Prospectus for each Quarterly Report on Form 10-Q and certain Current Reports on Form 8-K during 2007 as well as for the Annual Report on Form 10-K for the year ended December 31, 2007 and for each Quarterly Report on Form 10-Q for 2008.

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                     Although it was the intent of the Company that these filings update the Original Prospectus, the Company was subsequently advised that this method of updating its Original Prospectus was incorrect. In your comment you note that the Company should have filed a post-effective amendment to the Original Registration Statement to reflect the 2006 10-K information in the Original Prospectus no later then November 13, 2007 in order to comply with Item 28(a)(1)(i) of the Original Registration Statement and the requirements of Section 10(a)(3) of the Act.

                     Requested Legal Analysis:

                     Section 10(a)(3) of the Act requires, in relevant part, that "when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than sixteen months prior to such use." As further addressed in Rule 427 under the Act: "There may be omitted from any prospectus used more than 9 months after the effective date of the registration statement any information previously required to be contained in the prospectus insofar as later information covering the same subjects, including the latest available certified financial statement, as of a date not more than 16 months prior to the use of the prospectus is contained therein." As noted in your comment, as of November 13, 2007, the certified financial statements for the year ended December 31, 2005 included in the Original Prospectus were more than 16 months old. The Section 10(a)(3) requirement to include certified financial statements as of a date not more than 16 months prior to the use of the prospectus combined with the Item 28(a)(1)(i) undertaking to file, during any period in which offers or sales are being made, a post- effective amendment to include any prospectus required by Section 10(a)(3) meant that the Company was required to file a post-effective amendment including a prospectus with certified financials for the year ended December 31, 2006 by November 13, 2007.

                     Accordingly, offers or sales of the Company's common stock, $0.01 par value (the "Common Stock"), if any, by selling shareholders that were not otherwise exempt from the registration requirements of Section 5 of the Act on or after November 13, 2007, by use of the Original Prospectus would not comply with Section 10(a)(3) and Sections 5(b)(1) and 5(b)(2) of the Act.

                     Company Investigation:

                     To determine if there were any offers or sales of Common Stock by selling shareholders by use of the Original Prospectus on or after November 13, 2007, the Company has reviewed its available files regarding the Original Registration Statement in order to determine whether any offers or sales were made using the Original Prospectus since that date. By way of background, all of the 11,500,000 shares of Common Stock registered on the Original Registration Statement (the "Prospectus Shares") were originally issued upon the automatic conversion, for no additional consideration, of our Series E Convertible Preferred Stock (the "Series E Preferred") which occurred on October 16, 2006. The Series E Preferred was originally sold in a private placement to accredited investors in an offering that concluded on May 19, 2006. The certificates representing those shares had a restrictive legend at the time of the Original Registration Statement. All of the shareholders named in the Original Prospectus were eligible to sell their shares in compliance with Rule 144 as of May 19, 2007 and, under amended Rule 144, without restriction (for non-affiliates) on or after February 15, 2008.

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                     The Company's review has indicated that 11,490,800, or 99.92% of the Prospectus Shares can be placed in the following categories of Prospectus Shares that do not raise any issues under Section 10(a)(3) and Section 5(b) of the Act:

•	No Activity. Since the time of effectiveness of the Original Registration Statement, 50 shareholders holding 6,772,680 Prospectus Shares still hold the original amount of their Prospectus Shares and have not requested the restrictive legend be removed from such shares.

•	Valid Sales Under Prospectus. During the period of time that the Original Registration Statement was effective, 21 shareholders validly sold 1,516,972 Prospectus Shares under the Original Registration Statement. In addition, the Company has documentation for the sale of 40,334 Prospectus Shares in what the selling shareholder notified the Company was a "private sale" of the Prospectus Shares during the period the Original Registration Statement was effective.

•	Valid Sales Under Rule 144. During the period from May 19, 2007 to the present date, 30 shareholders sold 646,608 Prospectus Shares in transactions satisfying the requirements of Rule 144.

•	Valid Removal of Legend Under Rule 144. On or after February 15, 2008, the date upon which amended Rule 144 allows for the removal of the restrictive legend from the Prospectus Shares (with affiliates still subject to control stock limitations), 25 shareholders holding 2,480,590 Prospectus Shares had the restrictive legend removed. There is evidence, however, of one shareholder holding 61,457 shares having the legend removed under Rule 144 in July 2007, of which 737 shares may have been Prospectus Shares, where the documentation in the possession of the Company does not evidence a corresponding sale.

                    Of the remaining Prospectus Shares, 32,879 of such Prospectus Shares held by seven shareholders cannot be fully tracked by the Company because of lack of information in the files or due to the possible transfer of such shares to street name. As a result, the Company is unable to provide the Staff with any details as to the potential disposition, if any, or current status of these Prospectus Shares.

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                     Finally, the Company believes that one shareholder sold 9,200 Prospectus Shares in December, 2007 using the Original Prospectus. The selling shareholder was not an affiliate of the Company and was eligible to sell the Prospectus Shares under Rule 144 at the time of the sale. The closing price of the Company's common stock on that date was $1.52 per share and the most recent available closing price of the Company's common stock was $.75 per share, resulting in an approximate difference in aggregate value of $7,084 since the date of the transaction. The Company has not been able to determine the identity of the purchaser(s) of such 9,200 Prospectus Shares, but will make a rescission offer in the event the identity of such purchaser(s) is determined. Although the Company is not aware of any other sales made pursuant to the Original Prospectus on or after November 13, 2007, the Company will also add a Risk Factor to the registration statement filed as Post Effective Amendment No. 2 on Form S-1 (File No. 333-136194) that it is subject to the risk of rescission with respect to any such improper sales.

Selling Shareholders, page 15

2.	For the holdings of Bonanza Master Fund, Ltd., the disclosed percentages for ownership on pages 17 and 46 are inconsistent. Please revise to reconcile your disclosure. Also, in the footnote on page 20, please revise to clarify that Bernay Box is your president and chairman of the board.

                    Response:

                    In the next filing of the registration statement as Post Effective Amendment No. 2 on Form S-1 (File No. 333-136194), the Company will change the beneficial ownership percentage formerly held by Bonanza Master Fund, Ltd., whose ownership interest has been transferred to an affiliated entity, Bonanza Master Fund, Ltd. Liquidating Trust ("Bonanza"), disclosed on page 17 of the prospectus to "34.1%" which is consistent with the disclosed percentage on page 46. The Company will also revise the "Shares Subject to Warrants" column for Bonanza on page 17 to disclose "4,706,541" which is also consistent with the number disclosed on page 46. Please be advised that Mr. Box is currently the Chairman of the Company's Board of Directors but is not, as set forth in your comment, the President of the Company. The Company will also revise footnote (2) on page 20 of the prospectus to read as follows:

"Bonanza Master Fund, Ltd. Liquidating Trust is a trust formed under the laws of the Cayman Islands. The Company has been informed that voting and dispositive powers are held by Bernay Box, the Chairman of the Company's Board. The Company does not believe that the warrants held by Bonanza Master Fund, Ltd. Liquidating Trust shown under "Shares Subject to Warrants" are currently exercisable."

Undertakings, page 52

3.	Please revise to provide the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

                    Response:

                    In response to the Staff's request, the Company shall provide the undertakings required by Item 512(a)(5)(ii) in the next filing of the registration statement as Post Effective Amendment No. 2 on Form S-1 (File No. 333-136194).

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Form 10-K for the fiscal year ended December 31, 2008

4.	In exhibits 31.1 and 31.2 to your most recent Form 10-K, we note that you have identified the positions held by each officer at the beginning of the certification, referred to the report as an "annual" report in paragraphs 2, 3, and 4(a) and omitted the parenthetical items in paragraphs 4(d) and 5 of both exhibits. In future filings, please provide the certifications in the exact form required by Item 601(b)(31)(i) of Regulation S-K.

Response:

                    As discussed with the Staff, the Company will provide the certifications in the exact form required by Item 601(b)(31)(i) it its future filings.

                    The Company understands that this response will be considered confirmation of the Company's awareness of the Company's obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                    A copy of the response to your Comment Letter will be filed by the Company on EDGAR. Please direct any additional comments or questions to me at 312-827-3610. You may also contact me via facsimile at 312-849-4433. Please send all correspondence to me at the address set forth in this letter. Thank you for your assistance on this matter.

Sincerely,

By:
Michael G. Nolan President and Chief Executive Officer

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